
SEC MAIL PROCESSING
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MAR 0 2 2015
WASH, D.C.
194
SECTION



15025027

SECURITIES A[illegible]
Wa[illegible]

AD 3/17

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 018414

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2014 (MM/DD/YY) AND ENDING 12/31/14 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Van Clemens & Co., Incoorporated

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

527 Marquette Avenue, Suite 2000
(No. and Street)

Minneapollis (City) MN (State) 55402 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Mr. Basil Joseph 612-758-9141
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Wipfli, LLP
(Name – *if individual, state last, first, middle name*)

8665 Hudson Boulevard North, St. Paul (Address) (City) MN (State) 55042 (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

SEC 1410 (06-02)

3/17/15

OATH OR AFFIRMATION

I, Basil Joseph, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Van Clemens & Co., Incorporated, as of December 31st, 20 15, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:



ANGELA K. KROLL
Notary Public-Minnesota
My Commission Expires Jan 31, 2020

Signature

CFO/CCO

Title

Notary Public

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☒ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Van Clemens & Co., Inc.

(A Wholly Owned Subsidiary of Hart Securities Corporation)
Minneapolis, Minnesota

Financial Statements and Additional Information

Years Ended December 31, 2014 and 2013

Van Clemens & Co., Inc.

(A Wholly Owned Subsidiary of Hart Securities Corporation)

Financial Statements and Additional Information

Years Ended December 31, 2014 and 2013

Table of Contents



REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Van Clemens & Co., Inc.
Minneapolis, Minnesota

We have audited the accompanying financial statements of Van Clemens & Co., Inc., which comprise the balance sheets as of December 31, 2014 and 2013, and the related statements of income, stockholder's equity, and cash flows for the years then ended that are filed pursuant to Rule 17a-5 under the Securities Exchange Act of 1934, and the related notes to the financial statements and supplemental information. Van Clemens & Co., Inc.'s management is responsible for these financial statements. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Van Clemens & Co., Inc. as of December 31, 2014 and 2013, and the results of its operations and its cash flows for the years then ended in accordance with accounting principles generally accepted in the United States of America.

The Computation of Net Capital Under Rule 15c3-1 has been subjected to audit procedures performed in conjunction with the audit of Van Clemens & Co., Inc.'s financial statements. The supplemental information is the responsibility of Van Clemens & Co., Inc.'s management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with Rule 17a-5 of the Securities Exchange Act of 1934. In our opinion, the supplemental information is fairly stated, in all material respects, in relation to the financial statements as a whole.

Wipfli LLP

Wipfli LLP
St. Paul, Minnesota
February 13, 2015

Van Clemens & Co., Inc.
(A Wholly Owned Subsidiary of Hart Securities Corporation)

Balance Sheets
December 31, 2014 and 2013

Assets	2014	2013
Cash	$ 583,020	$ 655,373
Deposit with clearing organization	20,938	20,938
Securities owned, at market	480,692	409,714
Receivable from clearing organization	21,767	27,454
Prepaid expenses and other	52,740	47,386
TOTAL ASSETS	$ 1,159,157	$ 1,160,865
Liabilities and Stockholder's Equity		
Liabilities:		
Accrued commissions and bonus	$ 320,258	$ 329,879
Other accrued liabilities	128,857	150,000
Total liabilities	449,115	479,879
Stockholder's equity:		
Common shares - Par value $.10 per share		
Authorized - 100,000 shares		
Issued and outstanding - 63,000 shares	6,300	6,300
Additional paid-in capital	221,916	221,916
Retained earnings	481,826	452,770
Total stockholder's equity	710,042	680,986
TOTAL LIABILITIES AND STOCKHOLDER'S EQUITY	$ 1,159,157	$ 1,160,865

See accompanying notes to financial statements.

Van Clemens & Co., Inc.

(A Wholly Owned Subsidiary of Hart Securities Corporation)

Statements of Income

Years Ended December 31, 2014 and 2013

	2014	2013
Revenue:		
Commissions	$ 3,156,156	$ 2,899,311
Private placements	166,862	119,142
Firm trading gains, net	34,930	159,486
Interest income and other	27,438	27,885
Total revenue	3,385,386	3,205,824
Expenses:		
Commissions and compensation	2,687,731	2,485,439
Clearing fees	272,238	244,944
Communications	125,915	120,341
Occupancy	84,475	75,698
Regulatory and professional fees	76,665	77,012
Other	57,306	64,620
Total operating expenses	3,304,330	3,068,054
Net income	$ 81,056	$ 137,770

See accompanying notes to financial statements.

Van Clemens & Co., Inc.

(A Wholly Owned Subsidiary of Hart Securities Corporation)

Statements of Stockholder's Equity

Years Ended December 31, 2014 and 2013

	Common Stock	Additional Paid-In Capital	Retained Earnings	Total Stockholder's Equity
Balances at January 1, 2013	$ 6,300	$ 221,916	$ 395,408	$ 623,624
Distributions to stockholder	-	-	(80,408)	(80,408)
Net income	-	-	137,770	137,770
Balances at December 31, 2013	6,300	221,916	452,770	680,986
Distributions to stockholder			(52,000)	(52,000)
Net income			81,056	81,056
Balances at December 31, 2014	$ 6,300	$ 221,916	$ 481,826	$ 710,042

See accompanying notes to financial statements.

Van Clemens & Co., Inc.

(A Wholly Owned Subsidiary of Hart Securities Corporation)

Statements of Cash Flows

Years Ended December 31, 2014 and 2013

	2014	2013
Increase (decrease) in cash:		
Cash flows from operating activities:		
Net income	$ 81,056	$ 137,770
Adjustments to reconcile net income to net cash provided by (used in) operating activities-		
Changes in operating assets and liabilities:		
Securities owned, at market	(70,978)	(120,495)
Receivable from clearing organization	5,687	(1,414)
Prepaid expenses and other	(5,354)	(1,260)
Accrued commissions and bonus	(9,621)	175,115
Other accrued liabilities	(21,143)	71,537
Total adjustments	(101,409)	123,483
Net cash provided by (used in) operating activities	(20,353)	261,253
Cash flows from financing activities-		
Distributions	(52,000)	(80,408)
Net change in cash	(72,353)	180,845
Cash at beginning of year	655,373	474,528
Cash at end of year	$ 583,020	$ 655,373

See accompanying notes to financial statements.

Note 1 Summary of Significant Accounting Policies

Principal Business Activity

Van Clemens & Co., Inc. (the "Company") is a broker-dealer registered with the Securities and Exchange Commission (SEC) and is a member of the Financial Industry Regulatory Authority (FINRA). The Company is engaged in the business of buying and selling securities on behalf of customers and raising capital for customers through private placement offerings. The Company does not carry securities accounts for customers or perform custodial functions relating to customer securities and, accordingly, is exempt from SEC Rule 15c3-3. All securities transactions are cleared through a clearing broker on a fully disclosed basis. The Company is a wholly owned subsidiary of Hart Securities Corporation (the "Parent").

Use of Estimates in Preparation of Financial Statements

The preparation of the accompanying financial statements in conformity with accounting principles generally accepted in the United States requires management to make certain estimates and assumptions that directly affect the results of reported assets, liabilities, revenue, and expenses. Actual results may differ from these estimates.

Cash and Cash Equivalents

Cash and cash equivalents consist of bank deposits and a money market fund. The Company considers all highly liquid investments with maturities of less than three months to be cash equivalents.

Securities Owned

Securities transactions and related revenues and expenses are recorded on a trade date basis. Securities owned are stated at market value with related changes in unrealized gains or losses reflected in the firm trading profit. Securities owned include U.S. equity securities. Market value is generally based on listed market prices. If listed market prices are not available, fair value is determined based on other relevant factors, including broker or dealer price quotations. All securities owned are pledged to the clearing broker on terms that permit the clearing broker to sell or repledge the securities to others subject to certain limitations.

Note 1 Summary of Significant Accounting Policies (Continued)

Revenue Recognition

Commissions and related clearing expenses are recorded on a trade date basis. Revenues and related expenses from the sale of private placements are recognized on the closing date.

Income Taxes

The stockholders of the parent company have elected to be taxed under the provisions of Subchapter S of the Internal Revenue Code and comparable state regulations. Under these provisions, the Company does not pay federal or state corporate income taxes on its taxable income (nor is it allowed a net operating loss carryback or carryover as a deduction). Instead, the stockholders report on their personal income tax returns their proportionate share of the Company's taxable income (or loss) and tax credits. No provision has been made for corporate income taxes.

Income tax returns for the years ended 2013, 2012, and 2011 are open for examination by the applicable federal and state tax authorities. The Company has not yet filed its income tax returns for the year ended December 31, 2014.

Advertising

The Company expenses advertising costs as incurred and totaled $14,757 and $14,915 for the years ended December 31, 2014 and 2013, respectively.

New Accounting Pronouncements

In May 2014, the Financial Accounting Standards Board (FASB) issued Accounting Standards Update (ASU) No. 2014-09, *Revenue from Contracts with Customers*. The objective of this new standard is to provide a common revenue standard for all entities that enter into contracts with customers to transfer goods or services or contracts to transfer nonfinancial assets. This new accounting standard is effective for financial statements issued for annual reporting periods beginning after December 15, 2017. The Company is evaluating what impact this new standard will have on its financial statements

Subsequent Events

Subsequent events have been evaluated through February 13, 2015, which is the date the financial statements were available to be issued.

Note 2 Receivable From Clearing Organization

The Company clears certain of its customer transactions through another broker-dealer on a fully disclosed basis. The Company earns commission revenue from its clearing broker for customer transactions. Commissions are earned on trade date and recorded as a receivable by the Company. The receivable is generally paid within 30 days of trade date. The Company is required to maintain a minimum $18,000 deposit with the organization to collateralize certain transactions.

Note 3 Operating Lease

The Company has an operating lease agreement for its office facilities. The lease provides for annual rent increases and expires in December 2018. The Company is required to pay a proportionate share of operating costs in addition to the monthly base rent.

Future minimum lease payments, excluding operating costs, under the aforementioned noncancelable operating lease agreement are as follows:

2015	$	49,901
2016		52,032
2017		54,163
2018		56,294
Total	$	212,390

Total rent and related expenses for the years ended December 31, 2014 and 2013, were $82,932 and $73,842, respectively.

Note 4 401(k) Plan

The Company sponsors a 401(k) plan covering all employees who have completed one year of service and attained age 21. The Company contributes to the plan by making discretionary contributions, plus safe harbor matching employee contributions, of up to 4% of compensation. The total employer contributions charged to operations under the plan were $193,737 and $214,316 for the years ended December 31, 2014 and 2013, respectively.

Note 5 Concentration of Credit Risk

Financial instruments that subject the Company to possible credit risk consist principally of accounts receivable and cash deposits in excess of insured limits.

In the normal course of business, the Company maintains cash with a national bank. At times, balances in these accounts may exceed the Federal Deposit Insurance Corporation's insured limit of $250,000. Management believes this national bank has a strong credit rating and that the credit risk related to these deposits is minimal.

Note 6 Net Capital Requirements

Pursuant to the net capital provisions of Rule 15c3-1 of the Securities and Exchange Act of 1934, the Company is required to maintain a minimum net capital, as defined under such provisions. Net capital and the related net capital ratio may fluctuate on a daily basis. At December 31, 2014, the Company had net capital of $582,260 and a net capital requirement of $100,000. The Company's ratio of aggregate indebtedness to net capital at December 31, 2014, was 0.77 to 1. The SEC permits a ratio of no greater than 15 to 1. Furthermore, net capital may not be withdrawn or cash dividends paid if the resulting ratio of aggregate indebtedness to net capital exceeds 10 to 1.

Note 7 Possession or Control Requirements

The Company does not have any possession or control of customer funds or securities. There were no material inadequacies in the procedures followed in adhering to the exemptive provisions of SEC Rule 15c3-3(k)(2)(ii) by promptly transmitting all customer funds and securities to the clearing broker who carries the customer accounts.

Note 8 Fair Value Measurements

Following is a description of the valuation methodology used for assets measured at fair value on a recurring or nonrecurring basis, as well as the classification of the assets within the fair value hierarchy. Generally accepted accounting principles (GAAP) define fair value, establish a framework for measuring fair value, and establish a fair value hierarchy, which prioritizes the inputs to valuation techniques. Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. A fair value measurement assumes that the transaction to sell the asset or transfer the liability occurs in the principal market for the asset or liability, or, in the absence of a principal market, the most advantageous market. Valuation techniques that are consistent with the market, income, or cost approach, as specified by generally accepted accounting principles, are used to measure fair value.

Securities owned - Securities owned may be classified as Level 1, Level 2, or Level 3 measurements within the fair value hierarchy. Level 1 securities include equity securities traded on a national exchange. The fair value measurement of a Level 1 security is based on the quoted price of the security. Level 2 securities include U.S. government and agency securities, obligations of states and political subdivisions, corporate debt securities, certificates of deposit, and mortgage-related securities. The fair value measurement of a Level 2 security is obtained from an independent pricing service and is based on recent sales of similar securities and other observable market data. Level 3 securities include, among others, trust preferred securities that are not traded in a market. The fair value measurement of a Level 3 security is based on a discounted cash flow model that incorporates assumptions market participants would use to measure the fair value of the security.

Note 8 Fair Value Measurements (Continued)

Information regarding the fair value of assets measured at fair value on a recurring basis as of December 31 follows:

		Recurring Fair Value Measurements Using		
	Assets Measured at Fair Value	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)
2014				
Assets - Securities owned	$ 480,692	$ 480,692	$ -	$ -
2013				
Assets - Securities owned	$ 409,714	$ 409,714	$ -	$ -

Additional Information

Van Clemens & Co., Inc.

(A Wholly Owned Subsidiary of Hart Securities Corporation)

Computation of Net Capital and Aggregate Indebtedness Under Rule 15c3-1 of the Securities and Exchange Commission

December 31, 2014

Net capital:	
Total stockholder's equity	$ 710,042
Deductions and/or charges:	
Nonallowable assets:	
Prepaid expenses and other assets	52,740
Non-allowable receivable	2,938
Total nonallowable assets	55,678
Net capital before haircuts on securities positions	654,364
Haircuts on securities	(72,104)
Net capital	$ 582,260
Aggregate indebtedness:	
Items included in balance sheet:	
Accrued commissions	$ 320,258
Other accrued liabilities	128,857
Total aggregate indebtedness	$ 449,115
Computation of basic net capital requirement:	
Minimum net capital required, *greater of*:	
6.67% of aggregate indebtedness	$ 29,941
Minimum dollar requirement	100,000
Net capital requirement	$ 100,000
Excess net capital	$ 482,260
Ratio: Aggregate indebtedness to net capital	0.77 to 1.0

There were no material differences between the audited Computation of Net Capital included in this report and the corresponding schedule included in the Company's unaudited December 31, 2014, Part IIA FOCUS filed in January 2015.



REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Van Clemens & Co., Inc.
Minneapolis, Minnesota

We have reviewed management's statements, included in the accompanying Exemptive Provision Under Rule 15c3-3, in which (1) Van Clemens & Co., Inc. identified the following provisions of 17 C.F.R. §15c3-3(k) under which Van Clemens & Co., Inc. claimed an exemption from 17 C.F.R. §240.15c3-3: (2)(ii) (the "exemption provisions") and (2) Van Clemens & Co., Inc. stated that Van Clemens & Co., Inc. met the identified exemption provisions throughout the most recent fiscal year without exception. Van Clemens & Co., Inc.'s management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about Van Clemens & Co., Inc.'s compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(2)(ii) of Rule 15c3-3 under the Securities Exchange Act of 1934.

Wipfli LLP

Wipfli LLP
St. Paul, Minnesota
February 13, 2015

WIPFLi

INDEPENDENT ACCOUNTANT'S AGREED-UPON PROCEDURES REPORT ON SCHEDULE OF ASSESSMENT AND PAYMENTS (FORM SIPC-7)

Van Clemens & Co., Inc.
Minneapolis, Minnesota

In accordance with Rule 17a-5(e)(4) under the Securities Exchange Act of 1934, we have performed the procedures enumerated below with respect to the accompanying Schedule of Assessment and Payments (Form SIPC-7) to the Securities Investor Protection Corporation (SIPC) for the year ended December 31, 2014, which were agreed to by Van Clemens & Co., Inc., and the Securities and Exchange Commission, Financial Industry Regulatory Authority, Inc., SIPC, and other designated examining authorities, solely to assist you and the other specified parties in evaluating Van Clemens & Co., Inc.'s compliance with the applicable instructions of Form SIPC-7. Van Clemens & Co., Inc.'s management is responsible for Van Clemens & Co., Inc.'s compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants (United States). The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed and our findings are as follows:

1) Compared the listed assessment payments in Form SIPC-7 with respective cash disbursement records entries including evaluation of the Company's bank statement, noting no differences;
2) Compared the amounts reported on the audited Form X-17A-5 for the year ended December 31, 2014, as applicable, with the amounts reported in Form SIPC-7 for the year ended December 31, 2014, noting no differences;
3) Compared any adjustments reported in Form SIPC-7 with supporting schedules and working papers, noting no differences;
4) Proved the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related schedules and working papers supporting the adjustments noting no differences.
5) Compared the amount of any overpayment applied to the current assessment with the Form SIPC-7 on which it was originally computed, noting no differences (if applicable).

We were not engaged to, and did not conduct an examination, the objective of which would be the expression of an opinion on compliance. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties.

Wipfli LLP

Wipfli LLP
St. Paul, Minnesota
February 13, 2015